

Mail Stop 3561

September 25, 2017

Vladislav Gasnikov
Chief Executive Officer
Business Lines Corp.
2195 Arthur Avenue
Elk Grove Village, IL 60007

> **Re: Business Lines Corp.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed September 14, 2017**
> **File No. 024-10725**

Dear Mr. Gasnikov:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2017 letter.

General

1. We note your response to our prior comment 1 and reissue in part. Please revise your subscription agreement so that it is consistent with the way your offering is described in your offering circular. For example, in Section 1(d) of your subscription agreement you reference multiple closings and a minimum offering of 221 securities necessary to close the offering. However, in your offering circular, you state that "there is no minimum amount of securities that must be purchased" and your offering circular does not discuss multiple closings.

Vladislav Gasnikov
Business Lines Corp.
September 25, 2017
Page 2

Compensation of Directors and Executive Officers, page 30

2. We note your response to our prior comment 4 that the officer compensation is fixed. Please briefly describe the proposed compensation to be made in the future pursuant to the arrangement you have made with Mr. Gasnikov.

You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Andy Altahawi
        Adamson Brothers